ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

March 12, 2009

Yana D. Guss

(617) 951-7109

yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Foor

Re: Registration Statement on Form N-14 for Variable Series I

     (File No. 333-156991)

Dear Mr. Foor:

On behalf of DWS Variable Series I (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in your telephone calls to John Marten and to me on February 26, 2009 on March 9, 2009 and in the telephone call to John Marten on February 27, 2009 (the “Comments”), relating to the registration statement on Form N-14 (the “Registration Statement”) of the Registrant, filed with the Commission on January 28, 2009, regarding the reorganization of DWS Janus Growth & Income VIP, a series of DWS Variable Series II, into DWS Capital Growth VIP, a series of the Registrant.

For convenience of reference, I have summarized each of the Comments before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.	Comment. With respect to the fourth question of the Questions & Answers Section (“Q&A”) “Why has this proposal been made for my Fund?”, please revise the statement “DWS Investments believes that the merger will result in a combined fund with a better performance record than DWS Janus Growth & Income VIP currently has. . .” because the “combined fund” has no performance record. Please also revise this sentence elsewhere in the N-14.

Response. The requested change has been made. The Registrant has revised the highlighted text as follows:

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“DWS Investments believes that the merger will result in lower management fees and lower operational expenses through economies of scale. In addition, DWS Investments believes that the merger will benefit Contract Owners by transitioning their investment into DWS Capital Growth VIP, a fund with more favorable performance over recent years and that is open to broader distribution, both of which may subsequently lead to additional sales and additional economies of scale.”

2.	Comment. In the applicable sections of the N-14 that discuss the sale of the Acquired Fund’s portfolio holdings to meet the current implementation of the Acquiring Fund’s investment objectives, policies, restrictions and strategies, include prominent disclosure stating that transaction costs will be incurred and stating who will bear the transaction costs.

Response. The requested change has been made. Specifically, the following disclosure has been added in the Q&A, as well as elsewhere in the N-14, to clarify who will bear the transaction costs sentence associated with the merger transaction:

“While DWS Investments believes that DWS Capital Growth VIP should provide a comparable investment opportunity for shareholders of DWS Janus Growth & Income VIP, there are a number of differences in the portfolios of the funds. If the merger is approved by shareholders of DWS Janus Growth & Income VIP, DWS Investments expects that all of DWS Janus Growth & Income VIP’s holdings will be liquidated after shareholder approval and prior to the merger. Proceeds from the liquidation will be used to acquire securities consistent with DWS Capital Growth VIP’s current implementation of its investment objective, policies, restrictions and strategies. The repositioning of DWS Janus Growth & Income VIP’s portfolio prior to the merger will involve transaction costs which will be borne by DWS Janus Growth & Income VIP subject to an expense cap agreed to by Deutsche Investment Management Americas (“DIMA”), DWS Janus Growth & Income VIP’s investment adviser. Pursuant to the expense cap, DIMA will pay any one-time merger costs, including the transaction costs associated with repositioning DWS Janus Growth & Income VIP’s portfolio, to the extent those costs exceed the estimated total one-year benefit expected to be realized by DWS Janus Growth & Income VIP through the proposed merger. See page [__] of the enclosed Prospectus/Proxy Statement for more information regarding the costs of the merger and DIMA’s agreement to cap expenses.”

3.	Comment. In connection with comment #2 above, please include prominent disclosure that shareholders can still transfer out of the Acquired Fund prior to the merger.

Response. The requested change has been made. The following disclosure has been added to the Q&A section:

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“Contract Owners may continue to instruct their insurance company on how to invest proceeds relating to their Contract, including effecting sales into or out of DWS Janus Growth & Income VIP. Contract Owners should contact their insurance company for further information regarding their investment.”

4.	Comment. In the disclosure regarding the sale of the Acquired Fund’s assets, note that the sales would occur after shareholder approval and prior to the merger, and would not occur because of market conditions.

Response. The requested change has been made. The Registrant has revised the disclosure in the fourth question of the Q&A “Why has this proposal been made for my Fund”, as follows:

“If the merger is approved by shareholders of DWS Janus Growth & Income VIP, DWS Investments expects that all of DWS Janus Growth & Income VIP’s holdings will be liquidated after shareholder approval and prior to the merger.”

DWS Investments has represented that all repositioning in connection with the merger will occur after shareholder approval and in anticipation of the closing of the merger transaction.

5.	Comment. In the sections discussing the Insurance Companies’ use of proportional voting, add a statement about the potential consequences of proportional voting (i.e., that relatively few voting instructions could determine the outcome of the merger).

Response. The requested change has been made. In the section entitled “Important Information for owners of variable annuity or life insurance contracts of DWS Janus Growth & Income VIP”, as well as elsewhere in the N-14, the following underlined text has been added to the existing disclosure:

If you do not return your voting instruction form or record your voting instructions by telephone or through the Internet, your insurance company will vote your shares in the same proportion as shares for which instructions have been received. As a result, a small number of contract owners may determine the outcome of the vote.

6.	Comment. Please include file numbers for documents incorporated by reference.

Response. The requested change has been made.

7.	Comment. In Question 4 of the Synopsis, “What are the investment goals, policies and restrictions of the Funds,” please revise the disclosure to provide more of a comparison of the similarities and differences of the Fund.

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Response. The requested change has been made. The revision of the comparison is as follows:

“While not identical, the two Funds have similar investment objectives and techniques. Janus Growth & Income seeks long-term capital growth and current income. In contrast, Capital Growth seeks to provide long-term growth of capital.

Janus Growth & Income normally emphasizes investments in equity securities, which may include initial public offerings, and shifts assets between the growth and income components of its holdings based on portfolio management’s analysis of relevant market, financial and economic conditions. Janus Growth & Income may invest up to 75% of its total assets in equity securities selected primarily for their growth potential and at least 25% of its total assets in securities portfolio management believes have income potential. The Fund may invest substantially all of its assets in equity securities if portfolio management believes that equity securities have the potential to appreciate in value. The growth component of the Fund is expected to consist primarily of common stocks, but may also include warrants, preferred stocks or convertible securities selected primarily for their growth potential. The income component of the Fund will consist of securities that portfolio management believes have income potential. Such securities may include equity securities, convertible securities and all types of debt securities, including indexed/structured securities such as equity-linked structured notes.

Capital Growth normally invests at least 65% of total assets in equities, mainly common stocks of U.S. companies, and although the Fund can invest in companies of any size, it intends to invest primarily in companies whose market capitalizations are similar in size to those of the companies in the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500 Index”) or the Russell 1000 Growth Index (as of December 31, 2008, the S&P 500 Index and the Russell 1000 Growth Index had median market capitalizations of $6.4 billion and $3.3 billion, respectively). Although the portfolio may invest in companies of any size, it intends to invest primarily in companies whose market capitalizations fall within the normal range of these indices. Capital Growth may also invest in other types of equity securities, such as preferred stocks or convertible securities.

In the case of Janus Growth & Income, portfolio management generally seeks to identify equity securities of companies with earnings growth potential that may not be recognized by the market at large. Portfolio management makes this assessment by looking at companies one at a time, regardless of size, country or organization, place of principal business activity, or other similar selection criteria. Similarly, in the case of Capital Growth, in choosing stocks, portfolio management begin by utilizing a proprietary quantitative model to rank stocks based on a number of factors including valuation and profitability. The portfolio managers also apply fundamental techniques to

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identify companies that display above-average earnings growth compared to other companies that have strong product lines, effective management and leadership positions within core markets. The factors considered and models used by Capital Growth’s portfolio managers may change over time. Portfolio management will normally sell a stock when they believe its potential risks have increase, its price is unlikely to go higher, its fundamental factors have changed, other investments offer better opportunities or in the course of adjusting the portfolio’s emphasis on a given industry.

Janus Growth & Income may invest without limit in foreign securities either indirectly (e.g., depositary receipts) or directly in foreign markets. Foreign securities are generally selected on a stock-by-stock basis without regard to any defined allocation among countries or geographic regions. However, certain factors such as expected levels of inflation, government policies influencing business conditions, currency exchange rates, and prospects for economic growth among countries or geographic regions may warrant greater consideration in selecting foreign securities.

Janus Growth & Income may also invest in debt securities, high-yield/high-risk bonds and securities purchased on a when-issued, delayed delivery or forward commitment basis. Compared to investment-grade bonds, high yield bonds may pay higher yields and have higher volatility and risk of default. Although it is not a principal investment strategy for the Fund, Janus Growth & Income is permitted, but not required, to use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities). Derivatives may be used for hedging and for risk management or for non-hedging purposes to seek to enhance potential gain. The Fund may use derivatives in circumstances where portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the market. As a temporary defensive measure, the Fund could shift up to 100% of assets into investments such as money market securities. This measure could prevent losses, but, while engaged in a temporary defensive position, the Fund will not be pursuing its investment objective. However, the portfolio managers may choose not to use these strategies for various reasons, even in very volatile market conditions. In addition, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers.

Although it is not a principal investment strategy for the Fund, Capital Growth is permitted, but not required, to use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities). Derivatives may be used for hedging and for risk management or for non-hedging purposes to seek to enhance potential gain. Capital Growth may use derivatives in circumstances where portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs while

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maintaining exposure to the market. In addition, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers. Please also see Part II – Investment Strategies and Risk Factors – below for a more detailed comparison of the Fund’s investment policies and restrictions.”

8.	Comment. In the fee table and expense example for Item 5 of the Synopsis, please include a narrative statement that the fees and expenses don’t reflect expenses associated with a contract owners separate account and if they did the fees and expenses would be higher.

Response. The requested change has been made. The Registrant has added the following disclosure to the tables noted above:

“The information below does not reflect charges and fees associated with separate accounts that invest in the Funds and any Contract for which the Funds are investment options. These charges and fees will increase expenses.”

9.	Comment. In the discussions of the cap on merger expenses, clarify which expenses are included in the cap (i.e., both merger costs and transaction costs).

Response. The requested change has been made. The following disclosure has been revised to clarify the expense cap:

“DWS Investments has represented that it expects that all of Janus Growth & Income’s portfolio holdings will be liquidated prior to the merger and the proceeds reinvested in other securities so that at the time of the merger, Janus Growth & Income’s portfolio will conform more closely to Capital Growth’s current implementation of its investment objectives, policies, restrictions and strategies. DWS Investments has estimated that transaction costs in connection with the repositioning of Janus Growth & Income’s portfolio will be approximately $105,000 (“Pre-Merger Transaction Costs”). Janus Growth & Income will bear the Pre-Merger Transaction Costs, subject to the cap below.

Pursuant to the Agreement, Janus Growth & Income will bear all the expenses of the merger, including the Pre-Merger Transaction Costs, subject to the cap agreed to by DIMA. DIMA has agreed to bear all the expenses of the merger, including the Pre-Merger Transaction Costs, to the extent that the expenses of the merger exceed the estimated total one-year economic benefit expected to be realized by Janus Growth & Income through the merger (calculated immediately prior to the merger). The estimated one-year benefit to Janus Growth & Income shareholders is calculated by analyzing the difference between the estimated one-year total expenses of Janus Growth & Income and the estimated one-year total expenses of the combined fund, in each case based on

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current expense ratios. The difference between these total expense figures represents the estimated cost savings to Janus Growth & Income shareholders for one year as a result of the merger. As of December 31, 2008, the estimated one-year economic benefit to Janus Growth & Income was $271,000 and the total estimated expenses of the merger, including the Pre-Merger Transaction Costs, were $251,000. Therefore, based on estimates as of December 31, 2008, the cap agreed to by DIMA is not expected to be triggered and Janus Growth & Income is expected to bear the expenses of the merger. You should note that the above dollar amounts are only estimates and the actual merger costs borne by Janus Growth & Income may be higher or lower. The final estimates will be calculated immediately prior to the merger.”

10.	Comment. In the pro forma financial statements, add a note at the bottom of each page referencing the Notes to the Pro Forma Financial Statements.

Response. The requested change has been made.

11.	Comment. In the pro forma Portfolio of Investments, please add a footnote identifying what percentage of the Acquired Fund’s portfolio will be sold prior to the merger.

Response. The requested change has been made.

12.	Comment. Please mark the Portfolio of Investments as “Unaudited”.

Response. The requested changes have been made.

13.	Comment. In the Q&A, in the question “Will I have to pay taxes as a result of the merger,” there is currently disclosure about a contract owner being taxed if they redeem or surrender their contract. Please add disclosure which explains that there are no tax consequences to transfer into another investment option, but that if applicable, there could be fees charged by the insurance company for such transfer.

Response. The requested changes have been made. Specifically, the Registrant has added the following disclosure:

“Before or after the merger, you may instruct your insurance company to direct proceeds relating to your Contract out of DWS Janus Growth & Income VIP and into other investments (such direction, a “Transfer”). A Contract Owner will not be subject to tax at the time of a Transfer. However, a Contract Owner’s insurance company may charge a fee for Transfers.”

14.	Comment: Please describe supplementally why the proposed transaction constitutes a merger and not a liquidation given the large repositioning of the Acquired Fund.

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Response. The Board has carefully considered the proposed merger and determined to recommend a merger, not a liquidation. The anticipated repositioning was analyzed as part of the merger decision.

As a technical matter, the transactions contemplated by the Agreement and Plan of Reorganization (“Agreement”) constitute a “merger “ under both the Registrant’s Amended and Restated Declaration of Trust (“Declaration of Trust”) and Rule 17a-8 of the Investment Company Act of 1940 (“1940 Act”).

Pursuant to Section 8.4 of the Registrant’s Declaration of Trust:

“The Trustees may authorize the Trust or any Series or Class thereof to merge, reorganize or consolidate with any corporation, association, trust or series thereof (including another Series or Class of the Trust) or other entity (in each case, the “Surviving Entity”) or the Trustees may sell, lease or exchange all or substantially all of the Trust Property (or all or substantially all of the Trust Property allocated or belonging to a particular Series or Class) including its good will to any Surviving Entity, upon such terms and conditions and for such consideration as authorized by the Trustees.”

Similarly, Rule 17a-8 defines “merger” as “the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and another company.”

As to the contemplated repositioning, as disclosed in the Prospectus/Proxy Statement, DWS Investments has estimated that, if the merger is approved by shareholders of DWS Janus Growth & Income VIP, all of DWS Janus Growth & Income VIP’s portfolio holdings would be liquidated after shareholder approval and prior to the merger and proceeds from the liquidation would be used to acquire securities consistent with DWS Capital Growth VIP’s current implementation of its investment objective, policies, restrictions and strategies. These changes in DWS Janus Growth & Income VIP’s portfolio holdings would be pursuant to Section 5.15 of the Agreement, which provides that DWS Capital Growth VIP may identify prior to the Closing any assets of DWS Janus Growth & Income VIP that it does not wish to acquire because they are not consistent with Capital Growth’s current implementation of its investment objective, policies, restrictions and strategies, and DWS Janus Growth & Income VIP will dispose of such assets prior to the Closing. In addition, DWS Capital Growth VIP may identify prior to the Closing any assets that it would like DWS Janus Growth & Income VIP to purchase, consistent with DWS Capital Growth VIP’s current implementation of its investment objective, policies, restrictions and strategies, and DWS Janus Growth & Income VIP will purchase such assets prior to the Closing.

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15.	Comment. Please discuss supplementally how the repositioning prior to the merger is consistent with the Acquired Fund’s investment objective, policies and restrictions.

Response. It is not anticipated that any of the repositioning would be prohibited by DWS Janus Growth & Income VIP’s investment objective, policies and restrictions.

16.	Comment. Please explain supplementally how the proposed merger qualifies as a tax-free reorganization.

Response. The merger will not result in the recognition of gain or loss by DWS Janus Growth & Income VIP or DWS Capital Growth VIP under section 361 of the Internal Revenue Code of 1986, as amended, (the “Code”) because each of DWS Janus Growth & Income VIP and DWS Capital Growth VIP will be a party to a reorganization as defined in section 368 of the Code. Specifically, the reorganization will qualify under section 368(a) of the Code because, upon reorganization of DWS Janus Growth & Income VIP shares into shares of DWS Capital Growth VIP, all of the assets and liabilities of DWS Janus Growth & Income VIP will become assets and liabilities of DWS Capital Growth VIP. The continuity of interest requirements under the Code will be met because all of the shareholders of DWS Janus Growth & Income VIP will become shareholders of DWS Capital Growth VIP. The continuity of business enterprise requirement will also be met. Although DWS Janus Growth & Income VIP is expecting to liquidate all of its investments and will use the proceeds to reinvest in other securities prior to the merger, DWS Capital Growth VIP will continue DWS Janus Growth & Income VIP’s historic business. At least one third of DWS Janus Growth & Income VIP’s current investment assets are consistent with the investment objectives, strategies, policies, risks and restrictions of DWS Capital Growth VIP, and these types of historic investments will continue to be invested in by DWS Capital Growth VIP. DWS Janus Growth & Income VIP and DWS Capital Growth VIP share the investment objective of long-term capital growth. DWS Janus Growth & Income VIP also has the investment objective of current income. DWS Janus Growth & Income VIP primarily invests in common stocks and may also invest in other equities, debt securities, and derivatives. DWS Capital Growth VIP also primarily invests in common stocks and may also invest in other equities and derivatives. As a result of DWS Capital Growth VIP’s continuing the investment objective and strategies of DWS Janus Growth & Income VIP, the merger will meet the continuity of business enterprise requirement.

17.	Comment. Please discuss how the estimated one-year benefit to the Acquired Fund is calculated.

Response. The requested change has been made. The following disclosure has been added to explain the calculation of the estimated one-year benefit to Janus Growth & Income shareholders:

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“The estimated one-year benefit to Janus Growth & Income shareholders is calculated by analyzing the difference between the estimated one-year total expenses of Janus Growth & Income and the estimated one-year total expenses of the combined fund, in each case based on current expense ratios. The difference between these total expense figures represents the estimated cost savings to Janus Growth & Income shareholders for one year as a result of the merger.”

18.	Comment. Please reflect all charges that are directly attributable to the merger in the capitalization table, as well as in the balance sheets. Please include transaction costs in the aforementioned financial information, as such costs would be considered sales that are directly attributable to the merger. In addition, please add disclosure in the footnotes to the capitalization table which clearly identifies the transaction costs, one-time merger costs and the one-year estimated benefit to shareholders.

Response. The requested changes has been made.

We hope that the foregoing responses adequately address the Comments. Please feel free to call me at (617) 951-7109 with any questions.

Very truly yours,

/s/Yana D. Guss

cc:	Laura McCollum, Esq.
Thomas R. Hiller, Esq